File number ~~82-524~~

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission
Office of International Corporate Finan
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

05008061

26 April 2005

82-34640

SUPPL

Dear Sir

Friends Provident plc - File number ~~82-524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

15 April 2005	Issue of Equity
15 April 2005	Treasury Stock
20 April 2005	Document re Notice of Annual General Meeting 2005

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:59 15-Apr-05
Number	PRNUK-1504

Treasury Shares

15 April 2005

Friends Provident plc announces that following the transfer of 122,105 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 44,072,365 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Doc re Notice of Annual General Meeting 2005 etc
Released	16:46 20-Apr-05
Number	PRNUK-2004

Filing of Documents

Report and Accounts for the year ended 31 December 2004 of Friends Provident plc;

Notice of Annual General Meeting 2005 and Summary Financial Statement;

Friends - 2004 Annual Review for Shareholders; and

Example of Proxy Voting Form.

Copies of the above documents have been submitted to the UKLA, and are available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7676 1000

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Issue of Equity
Released	07:00 15-Apr-05
Number	0956L

Friends Provident plc
15 April 2005

Acquisition of Lombard
Further consideration

On 11 January 2005, Friends Provident plc ("Friends Provident") completed the acquisition of Lombard International Assurance SA ("Lombard"). The initial payment for this acquisition was €265 million, settled principally by the issue of 113 million new ordinary shares in Friends Provident to Lombard's shareholders.

Under the terms of the acquisition, further variable payments to Lombard's shareholders are to be made depending on Lombard's trading performance in respect of each of the financial years 2004, 2005 and 2006 (payable in April the following year). As expected, Lombard's excellent financial performance for 2004 reported by Friends Provident in its preliminary results announcement, means that the first variable payment payable to Lombard's shareholders is €90 million, being the maximum amount payable in respect of Lombard's 2004 financial performance under the terms of the acquisition.

This first variable payment has been satisfied through the issue of 36,382,114 new ordinary shares in Friends Provident to Lombard's shareholders.

It is expected that the 36,382,114 new ordinary shares in Friends Provident will be admitted to the Official List of the UK Listing Authority and that dealings in the new ordinary shares will commence at 8.00 a.m. on 15 April 2005. The total issued ordinary share capital of Friends Provident is now 2,139,144,959 ordinary shares, of which 44,194,470 ordinary shares are held in Treasury.

Enquiries:
Gordon Ellis
Group Secretary
Friends Provident plc
Tel. No. 01306 654 802

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